Exhibit 99.1

AerCap Holdings N.V. Completes 197 Aircraft Transactions During the full year and 41 Aircraft Transactions During the Fourth Quarter 2013

Amsterdam, The Netherlands; January 13, 2014 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of the following aircraft transactions during the full year and fourth quarter 2013:

Full Year 2013

•                  Signed lease agreements for 79 aircraft,

•                  Delivered 52 aircraft under contracted lease agreements,

•                  Purchased 38 aircraft, and entered into purchase and leaseback agreements for another 21 aircraft that are still to be delivered,

•                  Closed the sale of 28 aircraft, and

•                  Signed financing transactions for $5.9 billion, including $3.8 billion relating to the International Lease Finance Corporation (“ILFC”) transaction.

Fourth Quarter 2013

•                  Signed lease agreements for 19 aircraft. The average term of lease agreements contracted during the past 12 months was 163 months for new aircraft and 57 months for used aircraft.

•                  Delivered 11 aircraft under contracted lease agreements, including four Boeing 737-800s and seven Airbus A320-200s.

•                  Purchased six aircraft, including four new Boeing 737-800s and two Airbus A320s, and entered into a purchase and leaseback arrangement for one Boeing 787-8 aircraft that is still to be delivered.

•                  Closed the sale of five aircraft. AerCap sold one Airbus A330-200 from its owned portfolio, and two Airbus A320-200s, one Boeing 737-400 and one Bombardier CRJ705s from its managed portfolio. AerCap also executed agreements for the sale of three aircraft that are still to be delivered (one from its owned portfolio and two from its managed portfolio).

•                  Entered into a definitive agreement under which AerCap will acquire 100% of the common stock of ILFC, as previously announced. The transaction is expected to close in the second quarter of 2014, subject to satisfaction of customary closing conditions.

•                  Signed financing transactions for $4.1 billion, including $3.8 billion relating to the ILFC transaction.

As of December 31, 2013, AerCap’s portfolio consisted of 378 aircraft that were either owned, managed, or under contract to purchase (including five options). The average age of the owned fleet as of December 31, 2013 was 5.4 years and the average remaining contracted lease term was 6.6 years.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

www.aercap.com